September 27, 2013

Ms. Cicely LaMothe

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

SUBJECT:	File No. 001-34416
Response to your comment letter
PennyMac Mortgage Investment Trust
Form 10-K for the year ended December 31, 2012, filed on February 28, 2013
Form 10-Q for the quarter ended March 31, 2013, filed May 10, 2013

Dear Ms. LaMothe:

I am writing in response to your letter dated September 16, 2013 regarding your review of the Annual Report on Form 10-K of PennyMac Mortgage Investment Trust (the “Company”) for the year ended December 31, 2012 as filed on February 28, 2013.

Following is our response to your comment. For ease of review, we have reprinted your comment in bold face followed by our response.

Form 10-K for the year ended December 31, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 51

Net Gain (Loss) on Investments, page 75

1.	We note your response to comment 2 and proposed revisions. As previously requested, please include a discussion of how the information presented should be used in understanding any trends and success rates of your modification programs and their ability to generate cash flows from your nonperforming loan portfolio for each period presented.

Ms. Cicely LaMothe

September 27, 2013

In future filings, we will include a discussion similar to the following discussion, which pertains to activity for the periods ended June 30, 2013 and 2012, (additions in bold face) in response to your comments:

The following tables present a summary of loan modifications completed for the periods presented:

	Quarter ended June 30,				Six months ended June 30,
	2013		2012		2013		2012
Modification type(1)	Number of loans	Balance of loans(2)	Number of loans	Balance of loans(2)	Number of loans	Balance of loans(2)	Number of loans	Balance of loans(2)
	(dollar amounts in thousands)
Rate reduction	149	$32,226	83	$21,886	272	$59,131	268	$70,799
Term extension	127	28,816	64	16,494	238	51,396	157	40,926
Capitalization of interest and fees	250	54,442	155	37,204	468	100,627	422	103,259
Principal forbearance	60	16,157	14	4,527	109	25,088	51	15,570
Principal reduction	122	28,056	68	17,489	196	48,397	206	51,538
Total	250	54,442	155	37,204	468	100,627	422	103,259
Defaults of mortgage loans modified in the prior year period		$2,796		$828		$7,134		$1,818
As a percentage of balance of loans before modification		10%		7%		9%		11%
Defaults during the period of mortgage loans modified since acquisition(3)		$11,060		$3,913		$20,983		$5,673
As a percentage of balance of loans before modification		6%		5%		11%		7%
Repayments and sales of mortgage loans modified in the prior year period		$6,438		$1,043		$17,997		$2,238
As a percentage of balance of loans before modification		18%		7%		18%		12%

(1)	Modification type categories are not mutually exclusive, and a modification of a single loan may be counted in multiple categories if applicable. The total number of modifications noted in the table is therefore lower than the sum of all of the categories.
(2)	Before modification.
(3)	Represents defaults of mortgage loans during the period that have been modified by us at any point since acquisition.

The following table summarizes the average impact of the modifications noted above to the terms of the loans modified for the periods presented:

	Quarter ended June 30,				Six months ended June 30,
	2013		2012		2013		2012
Category	Before Modification	After Modification	Before Modification	After Modification	Before Modification	After Modification	Before Modification	After Modification
	(Dollar amounts in thousands)
Loan balance	$218	$197	$240	$226	$215	$197	$245	$226
Remaining term (months)	311	447	306	366	312	445	309	365
Interest rate	5.89%	4.18%	6.35%	4.29%	5.93%	4.17%	6.56%	4.04%
Forbeared principal	$—	$7	$—	$4	$—	$6	$—	$7

Ms. Cicely LaMothe

September 27, 2013

Implementing long-term, sustainable loan modifications is one means by which we strive to enhance the value of the distressed mortgage loans which we have generally purchased at discounts to their unpaid principal balance. We receive cash on modified loans initially through borrowers’ monthly payments. Subsequently, we may receive cash through repayments of the modified loans when the borrowers refinance their mortgage or sell the property securing a loan, and through receipt of incentives provided in connection with modification programs sponsored by the U.S. Department of the Treasury. Unlike liquidation of a defaulted mortgage loan, we expect that recovery of our investment in a performing modified mortgage loan will take place generally over a period of several years, during which we earn and collect interest income on the loan.

Due to the recent addition of new loan modification programs, both through HAMP and proprietary programs, trends in default performance are difficult to discern. However, the addition of these new modification programs has resulted in the volume of our modification activity increasing in the most recent quarter.

We continue to explore methods of accelerating recovery of our investment in modified mortgage loans through solicitations of refinancings of such loans into Agency-eligible loans which results in a full or partial repayment of our investment. Modified mortgage loans require a period of acceptable borrower performance, generally 12 months of timely mortgage payments, for consideration in most Agency refinance programs.

Generally, borrowers who have recently modified their mortgage loans have credit profiles that do not qualify them for refinancing or have loans on properties whose loan-to- value ratios exceed current underwriting guidelines for new mortgage loans. Therefore, large-scale refinancing of modified mortgage loans is not expected to occur for an extended period. However, certain programs such as the FHA’s Negative Equity Refinance Program allow homeowners whose modified mortgage amount exceeds the value of the property securing the loan to refinance immediately following a modification. Our utilization of this program has increased in 2013, as indicated by the increase in payoffs both on a quarterly and six-month comparative basis.

Before the disruption of the mortgage securitization markets in 2008, an active market in securitizations of reperforming and modified mortgage loans existed. As a result of the disruptions that occurred in 2008, the market for securities backed by such loans has become illiquid. We continue to monitor and explore the market for securitizations backed by reperforming and modified mortgage loans as a means of recovering our investment in such loans in the future. However, this form of recovery of our investment in modified mortgage loans has not been a practical alternative for us through this date. Therefore, we

Ms. Cicely LaMothe

September 27, 2013

presently expect that we will receive cash on modified mortgage loans through monthly borrower payments, HAMP incentive payments, payoffs or acquisition of the property securing the loans and liquidation of the property in the event the borrower subsequently defaults.

You may call me at (818) 224-7434 if you require clarification or have additional questions. I can also be reached by U.S. mail or by e-mail at anne.mccallion@pnmac.com.

Sincerely,

/s/ Anne D. McCallion

Anne D. McCallion
Chief Financial Officer

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